SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 1, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1612 (EUR 0.8612 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2017 and for the period from October 1, 2017 to October 27, 2017, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2017	1.2025	1.1703
September 2017	1.2041	1.1747
October 1, 2017 to October 27, 2017	1.1847	1.1580

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2017

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2017.

The group’s total assets decreased by 4.9%, or EUR 24.8 billion, from EUR 507.0 billion as of December 31, 2016 to EUR 482.2 billion as of September 30, 2017.

The group’s operating result before valuation and promotional activity amounted to EUR 1,320 million for the nine months ended September 30, 2017, compared with EUR 1,458 million for the corresponding period in 2016. The main driver of the group’s operating result before valuation and promotional activity during the nine months ended September 30, 2017 was net interest income. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activity. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for lending business in an amount of EUR 140 million for the nine months ended September 30, 2017, compared with expenses in an amount of EUR 77 million for the corresponding period in 2016;

•

Positive effects in an amount of EUR 2 million as market values of securities and equity investments increased in the nine months ended September 30, 2017, compared with positive effects of EUR 60 million for the corresponding period in 2016[1];

•

Net income in an amount of EUR 126 million for the nine months ended September 30, 2017, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2017, compared with net expenses in an amount of EUR 43 million for the corresponding period in 2016[2]; and

•

Expenses relating to promotional activities in an amount of EUR 167 million for the nine months ended September 30, 2017, compared with expenses in an amount of EUR 136 million for the corresponding period in 2016.

The group’s consolidated result for the nine months ended September 30, 2017, amounted to EUR 1,099 million compared with EUR 1,348 million for the corresponding period in 2016.

[1]

With effect from June 30, 2017, figures for the periods ended September 30, 2017 and September 30, 2016, respectively, include gains from investments accounted for using the equity method and are therefore not comparable with figures previously disclosed under securities and equity investments.

[2]	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2017 as compared with the corresponding period in 2016.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	17,336	15,325	13
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	23,781	25,437	-7
Export and project finance (KfW IPEX-Bank)	8,813	8,633	2
Promotion of developing countries and emerging economies	4,044	4,541	-11
of which KfW Entwicklungsbank	3,312	3,805	-13
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	732	736	-1
Financial markets	1,056	711	49

Total promotional business volume (1) (2)	54,729	54,568	0

(1)	Total promotional business volume for the nine months ended September 30, 2017 has been adjusted for commitments of EUR 302 million, compared to EUR 80 million for the corresponding period in 2016, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume for the nine months ended September 30, 2017 amounted to EUR 54.7 billion, compared to EUR 54.6 billion for the corresponding period in 2016. Commitments in the Mittelstandsbank, the business sector Export and project finance and the business sector Financial markets increased, whereas commitments in KfW’s Kommunal- und Privatkundenbank/Kreditinstitute and the business sector Promotion of developing countries and emerging economies decreased.

Commitments in the Mittelstandsbank business sector increased to EUR 17.3 billion for the nine months ended September 30, 2017 from EUR 15.3 billion for the corresponding period in 2016. The increase was mainly driven by higher commitments under the program KfW Unternehmerkredit (Entrepreneur Loan) as well as under the environmental investment programs. The increased commitments in the business sector were also due to commitments under the newly launched ERP - Digitalization and Innovation Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 23.8 billion for the nine months ended September 30, 2017 from EUR 25.4 billion for the corresponding period in 2016. The decrease was mainly attributable to a decline in commitments under the global funding facilities to Landesförderinstitute and under one of KfW’s municipal infrastructure programs as well as under global loans to refinance leasing contracts to SMEs. Furthermore, commitments under the program for the refinancing of export loans decreased. In contrast, commitments in housing financing under the programs for energy-efficient construction and refurbishment measures increased.

Commitments in KfW’s Export and project finance business sector for the nine months ended September 30, 2017 amounted to EUR 8.8 billion, compared to EUR 8.6 billion in the corresponding period in 2016. In the nine months ended September 30, 2017, large contributions to the new commitments were made in KfW IPEX-Bank’s power, renewables and water sector, industries and services sector, basic industries sector and maritime industries sector.

Commitments related to KfW’s Promotion of developing countries and emerging economies decreased to EUR 4.0 billion for the nine months ended September 30, 2017 from EUR 4.5 billion for the corresponding period in 2016. This decrease was mainly attributable to a decline in KfW Entwicklungsbank’s commitments, mainly driven by a decrease of Financial Cooperation Promotional Loans. There were no significant changes in DEG’s business.

Commitments in KfW’s Financial markets business sector for the nine months ended September 30, 2017 increased to EUR 1,056 million compared to EUR 711 million for the corresponding period in 2016. Commitments in the ABS and ABCP portfolio as well as in the green bond portfolio increased in the nine months ended September 30, 2017, compared to the corresponding period in 2016.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2017 totaled EUR 67.1 billion, of which 55% was raised in euro, 34% in U.S. dollar and the remainder in six other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2017

(EUR in millions)
Borrowings
Short-term funds	37,848
Bonds and other fixed-income securities	377,873
Other borrowings	16,334
Subordinated liabilities (1)	0

Total borrowings	432,055

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	15,192
Fund for general banking risks	600
Revaluation reserve	-453
Total equity	28,276

Total capitalization	460,331

(1)	In the third quarter 2017, the remaining amount of EUR 200 million of the subordinated loan has been repaid to the ERP Special Fund.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2017, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of September 30, 2017 is not necessarily indicative of its capitalization to be recorded as of December 31, 2017.

The increase of EUR 1,222 million in total equity, which totaled EUR 28,276 million as of September 30, 2017 compared to EUR 27,055 million as of December 31, 2016, reflected (i) KfW Group’s consolidated result of EUR 1,099 million and (ii) EUR 123 million of other consolidated result recognized directly in equity relating to pensions and “available-for-sale financial assets,” each for the nine months ended September 30, 2017.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain the approval for the remaining sub-portfolios in two steps within the next years.

Based on the results for the nine months ended September 30, 2017, KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 20.3% 3 as of September 30, 2017 4. The decrease of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2016, which both had been calculated for internal purposes based on the voluntary application of all material IRBA rules and each amounted to 22.3%, was mainly due to the effects of the IRBA approval process. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that are not approved yet continue to be valued following the credit risk standardized approach due to the above-mentioned sequential implementation of the IRBA.

[3]	This figure is preliminary and subject to approval of KfW’s interim profit, which is already included in the ratio, as equity by BaFin.

[4]	KfW has adjusted its total capital ratio as well as Tier 1 capital ratio as of June 30, 2017, to 19.7%.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2016	0.5	1.9
3rd quarter 2016	0.3	1.8
4th quarter 2016	0.4	1.8
1st quarter 2017	0.7	2.0
2nd quarter 2017	0.6	2.1

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.6% after price, seasonal and calendar adjustments in the second quarter of 2017 compared to the first quarter of 2017. Compared to the previous quarter, positive contributions came from domestic demand. The final consumption expenditure of households rose considerably by 0.8% and government final consumption expenditure increased by 0.6% in the second quarter of 2017 compared to the first quarter of 2017. In addition, capital formation increased compared with the first quarter of 2017, as fixed capital formation in machinery and equipment increased by 1.2% and in construction by 0.9%. Overall, domestic uses in the second quarter of 2017 increased markedly by 1.0% compared with the first quarter of 2017. With respect to foreign demand, there were mixed signals. According to provisional calculations, exports of goods and services were up 0.7% in the second quarter of 2017 compared with the first quarter of 2017. However, imports increased more substantially (+1.7%) in the same period. Arithmetically, the balance of exports and imports thus had a downward effect of –0.3 percentage points on GDP growth in the second quarter of 2017 compared with the first quarter of 2017.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2017 increased by 2.1% in price- and calendar-adjusted terms compared to the corresponding period in 2016, following an increase of 2.0% in the first quarter of 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2017, press release of August 25, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/08/PE17_294_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8

Consumer prices in Germany were 1.8% higher in September 2017 compared to September 2016. In particular, the prices of energy products were up 2.7% year on year and had an upward effect on the inflation rate. Prices were up year on year especially for mineral oil products (+6.2%) and electricity (+2.0%), while gas prices were down 2.5%. Excluding energy prices, the inflation rate would have been +1.7% in September 2017. Food prices in September 2017 rose 3.6% year on year, their increase being even larger than that of energy prices. Excluding energy and food prices, the inflation rate would have been +1.5% in September 2017. Compared with the overall inflation rate, the prices of goods as a whole increased by an above-average 2.2% in September 2017 compared to September 2016. Compared with the prices of goods, the year-on-year increase in service prices as a whole (+1.6%) was less marked in September 2017 and had a downward effect on the inflation rate. A major factor contributing to the increase in service prices was the development of net rents exclusive of heating expenses (+1.7%), as households spent a large part of their consumption expenditure on this item.

Compared to August 2017, the consumer price index rose slightly by 0.1% in September 2017. Considerable month-on-month price increases were recorded for clothing (+6.2%) and footwear (+4.3%). In September 2017, energy prices increased by 1.2% month on month, especially for mineral oil products (+2.7%). In addition, food prices increased in September 2017 (+0.6%) compared to August 2017. Due to the end of the summer holidays in September, considerable month-on-month price decreases were recorded for package holidays (-11.6%) and air tickets (-6.5%).

Source: Statistisches Bundesamt, Consumer prices in September 2017: +1.8% on September 2016, press release of October 13, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_361_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
September 2016	3.7	4.1
October 2016	3.9	4.0
November 2016	3.9	3.9
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.1	3.8
May 2017	3.6	3.8
June 2017	3.6	3.7
July 2017	3.6	3.7
August 2017	3.7	3.6
September 2017	3.5	3.6

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 653,000 persons, or 1.5%, from September 2016 to September 2017. Compared to August 2017, the number of employed persons in September 2017 increased by approximately 42,000 after adjustment for seasonal fluctuations.

In September 2017, the number of unemployed persons decreased by approximately 106,000, or 6.2%, compared to September 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2017 stood at 1.54 million, which was a decrease of roughly 18,000 compared to August 2017.

Sources: Statistisches Bundesamt, September 2017: employment once again up 1.5% year on year, press release of October 30, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_382_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2017	January to August 2016
Trade in goods, including supplementary trade items	177.6	183.0
Services	-16.0	-15.8
Primary income	31.1	27.1
Secondary income	-34.6	-25.7

Current account	158.1	168.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2017: +7.2% on August 2016, press release of October 10, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_358_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2017 will be 0.8% of GDP, following a surplus of 0.8% of GDP in 2016. The general government gross debt ratio is forecast to be 65.5% in 2017.

Source: Eurostat, EDP Notification Tables, October 2017, Germany (http://ec.europa.eu/eurostat/documents/1015035/8338804/DE-2017-10.pdf).

Other Recent Developments

German general elections for the Bundestag

On September 24, 2017, general elections for the Bundestag (one of the two Houses of Parliament in Germany) were held, with the following final results:

	% of Votes	Seats
CDU	26.8	200
SPD	20.5	153
AfD	12.6	94
FDP	10.7	80
DIE LINKE	9.2	69
GRÜNE	8.9	67
CSU	6.2	46
Others	5.0	—

Total	100.0	709

Coalition negotiations to form a new government are currently underway.

Sources: The Federal Returning Officer, Final results of the 2017 Bundestag Election, press release of October 12, 2017 (https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Bundesregierung, Europäischer Rat, Europas Schicksal selbst in die Hand nehmen, press release of October 20, 2017 (https://www.bundesregierung.de/Content/DE/Reiseberichte/2017-10-18-europaeischer-rat.html).

Independence referendum in Catalonia

On October 1, 2017, Catalonia, a region in northern Spain that includes Barcelona and accounted for 19% of Spain’s GDP in 2016, held a vote on its independence in a referendum that has been declared unconstitutional by Spain’s constitutional court. According to the Catalan regional government, approximately 90% of the votes cast favored independence with an overall turnout of less than half of eligible voters. On October 27, 2017, Catalonia’s regional parliament voted to formally declare independence from Spain. On the same day, the extraordinary Council of Ministers approved initial measures provided for in application of article 155 of the Spanish constitution to recover legality in Catalonia and to restore its self-governance. These measures include, among other things, the removal of the Catalan regional government, the dissolution of the regional parliament as well as the calling of regional elections to be held on December 21, 2017. The German government does not recognize the unilateral declaration of independence by Catalonia’s regional parliament and supports the position of the Spanish government. For the European Commission, this is an internal matter for Spain that has to be dealt with in line with the constitutional order of Spain.

Sources: Bundesregierung, Nach “Referendum” in Katalonien, Bundesregierung hofft auf Deeskalation, press release of October 4, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-04-katalonien.html); Instituto Nacional des Estadística, Spanish Regional Accounts - Base 2010, Table 1 (http://www.ine.es/en/daco/daco42/cre00/b2010/c17m_cre_en.xls); Bundesregierung, Nach “Referendum” in Katalonien, Merkel dringt auf verfassungskonforme Lösung, press release of October 19, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-11-katalonien.html); Council of Ministers, “Neither the autonomy nor self-governance in Catalonia will be suspended”; but legality will be recovered, says Mariano Rajoy, Moncloa Palace, press release of October 21, 2017 (http://www.lamoncloa.gob.es/lang/en/gobierno/councilministers/Paginas/2017/20171021_councilministers.aspx); Bundesregierung, After the “referendum” in Catalonia, German government hopes for dialogue, press release of October 11, 2017 (https://www.bundesregierung.de/Content/EN/Artikel/2017/10_en/2017-10-11-katalonien_en.html;jsessionid=C9BE7D853C22D5079A4AB3BB08FD8083.s3t2); Extraordinary Council of Ministers, Government approves initial measures provided for in application of Article 155 of the Constitution (http://www.lamoncloa.gob.es/lang/en/gobierno/councilministers/Paginas/2017/20171028_councilmextra.aspx); Bundesregierung, Katalonien erklärt Unanbhängigkeit, Seibert: Sorge über erneuten Verfassungsbruch, press release of October 30, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-27-katalonien-unabhaengigkeit.html); European Commission - Statement, Statement on the events in Catalonia, press release of October 2, 2017 (http://europa.eu/rapid/press-release_STATEMENT-17-3626_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: November 2, 2017